Filed Pursuant to Rule 433

Registration No. 333-230098

Dated: April 29, 2019

Pricing Term Sheet

This term sheet supplements the information set forth under “Description of the Notes” in the Prospectus Supplement, subject to completion, dated April 29, 2019 to the Prospectus dated April 11, 2019.

Issuer:	JPMorgan Chase & Co.

Security Type:	SEC Registered Senior Notes

Security:	Fixed-to-Floating Rate Notes due 2030

Currency:	USD

Size:	$2,500,000,000

Maturity:	May 6, 2030

Fixed Rate Period:	From and including May 6, 2019 to but excluding May 6, 2029

Floating Rate Period:	From and including May 6, 2029 to but excluding Maturity

Payment Frequency:	Semi-annual during the Fixed Rate Period and quarterly during the Floating Rate Period

Day Count Fraction:	30/360 during the Fixed Rate Period, Actual/360 during the Floating Rate Period

Benchmark Treasury:	2.625% due February 15, 2029

Benchmark Treasury Yield:	2.532%

Spread to Benchmark Treasury:	+117 basis points

Reoffer Yield:	3.702%

Fixed Rate Coupon:	3.702%, payable semiannually in arrears during the Fixed Rate Period.

Floating Rate Coupon:	An annual floating rate equal to the Floating Rate Index plus a margin of 1.16%, payable quarterly in arrears during the Floating Rate Period.

Floating Rate Index:	Benchmark rate (initially three-month LIBOR)

Floating Rate Reset Frequency:	Quarterly during the Floating Rate Period

Price to Public:	100% of face amount

Proceeds (Before Expenses) to Issuer:	$2,488,750,000 (99.55%)

Interest Payment Dates:	During the Fixed Rate Period, each May 6 and November 6, beginning November 6, 2019 and including May 6, 2029, and during the Floating Rate Period, each of August 6, 2029, November 6, 2029, February 6, 2030 and May 6, 2030.

Business Day:	New York

Business Day Convention:	During the Fixed Rate Period, following business day. During the Floating Rate Period, modified following business day.

Optional Redemption:	We may redeem the notes, at our option, in whole at any time or in part from time to time, on or after November 6, 2019 and prior to May 6, 2029 upon at least 5 days’ but no more than 30 days’ notice to holders of the notes, at a redemption price equal to the sum of: (i) 100% of the principal amount of the notes being redeemed plus accrued and unpaid interest thereon to, but excluding, the date of redemption; and (ii) the “Make-Whole Amount” discounted at the “Treasury Yield” plus 20 basis points, if any, with respect to such notes.

In addition, we may redeem the notes, at our option, in whole, but not in part, on May 6, 2029 upon at least 5 days’ but no more than 30 days’ notice to holders of the notes, at a redemption price equal to 100% of the principal amount of the notes being redeemed plus accrued and unpaid interest thereon to, but excluding, the date of redemption.

In addition, we may redeem the notes, at our option, in whole at any time or in part from time to time, on or after February 6, 2030 upon at least 5 days’ but no more than 30 days’ notice to holders of the notes, at a redemption price equal to 100% of the principal amount of the notes being redeemed plus accrued and unpaid interest thereon to, but excluding, the date of redemption.

The foregoing supplements and supersedes the information set forth under “Description of the Notes” in the Prospectus Supplement, subject to completion, dated April 29, 2019 to the Prospectus dated April 11, 2019.

CUSIP/ISIN:	46647PBD7 / US46647PBD78

Trade Date:	April 29, 2019

Settlement Date:	May 6, 2019 (T+5)

Denominations:	$2,000 x $1,000

Sole Bookrunner:	J.P. Morgan Securities LLC

Co-Managers:	ABN AMRO Securities (USA) LLC

BMO Capital Markets Corp.

BNY Mellon Capital Markets, LLC

Capital One Securities, Inc.

Citizens Capital Markets, Inc.

Commonwealth Bank of Australia

ING Financial Markets LLC

NatWest Markets Securities Inc.

Nordea Bank ABP

Santander Investment Securities Inc.

Scotia Capital (USA) Inc.

SG Americas Securities, LLC

Standard Chartered Bank

TD Securities (USA) LLC

U.S. Bancorp Investments, Inc.

UniCredit Capital Markets LLC

Westpac Capital Markets LLC

CastleOak Securities, L.P.

Penserra Securities LLC

R. Seelaus & Co., Inc.

Samuel A. Ramirez & Company, Inc.

Certain of the underwriters are not U.S. registered broker-dealers, and will not effect any offers or sales of any notes in the United States unless it is through one or more U.S. registered broker-dealers as permitted by the regulations of the Financial Industry Regulatory Authority, Inc.

Settlement Period: The closing will occur on May 6, 2019 which will be more than two U.S. business days after the date of this pricing term sheet. Rule 15c6-1 under the Securities Exchange Act of 1934 generally requires that securities trades in the secondary market settle in two business days, unless the parties to a trade expressly agree otherwise.

JPMorgan Chase & Co. has filed a registration statement (including a prospectus, as supplemented by a prospectus supplement) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement and any other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling collect 1-212-834-4533.

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